April 10, 2013

VIA EDGAR CORRESPONDENCE
Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street N.E.
Washington, D.C. 20549

Re:        CAMAC Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2012

Dear Mr. Skinner:

We have received your letter dated April 10, 2013 (the “Comment Letter”), addressed to Dr. Kase Lukman Lawal, Chief Executive Officer of CAMAC Energy, Inc. (the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) pertaining to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 1-34525) filed with the SEC on March 15, 2012 (“Form 10-K”) and our Definitive Proxy Statement on Schedule 14A (File No. 1-34525) filed with the SEC on April 30, 2012 (the “Proxy Statement”).

We have set forth below the responses of the Company to the Staff’s comments dated April 10, 2013.  For your convenience, the comments contained in your Comment Letter are set forth below verbatim in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 3:  Significant Accounting Policies, page 66

Impairment of Long-Lived Assets, page 67

1.
We acknowledge your response including Exhibits A through E to comment 1 in our letter of April 3, 2012. From the information provided in Exhibits D and E, we note the use of individual probable and possible risk factors ranging from 20% to 95% supporting the 2012 and 2011 year end analyses.  In particular, the 2012 analysis, shown in Exhibit D, indicates the use of individual probable risk factors of 95% and 85% resulting in a composite risk factor of 81% and individual possible risk factors of 72% and 74% resulting in a composite risk factor of 53%.   We also note from the comments section in Exhibit D, you have identified uncertainties relating to probable associated with the rock and fluid input parameters and the Oyo-5 well’s productivity and uncertainties relating to possible associated with the volumes and performance in an unpenetrated fault.

Please tell us why it is reasonable to apply probable and possible composite risk factors in your analysis that suggest a level of certainty in attaining the estimated quantities that may exceed the level of certainty contemplated in the definitions of probable and possible contained in Rule 4-10(a) of Regulation S-X.

Response:

We note that Rule 4-10 states that for possible reserves there should be at least a 10% probability that the total quantities ultimately recovered would equal or exceed the estimates of proved plus probable plus possible and for probable reserves at least a 50% probability that the total quantities ultimately recovered would equal or exceed the proved plus probable estimates.  These probability values are floors, and allow for higher values depending on the  level of certainty associated with the reserves evaluation.

Applying percentage probabilities to reserves estimated by deterministic methods is problematic.  Under Rule 4-10, the probability ranges assigned to the various reserve categories relate to reserves that are estimated by probabilistic methods.  In the case of Oyo reserve categorization, risk factors were applied to reserves estimated by deterministic methods.  Therefore, the probability ranges cited in Rule 4-10 may not necessarily be appropriate.

Although the 53% composite risk factor for our possible reserves exceeds the upper end of probabilities for possible reserves under Rule 4-10, and the 81% composite risk factor for probable reserves is within, albeit towards the upper end of probabilities for that reserve category, we believe the composite risk factors are reasonable for the following reasons.

First, the spread between the proved, possible and probable type curves generated by the reserves evaluator (as referenced in our prior response) is very narrow, and could actually be regarded as appropriate for the proved reserves evaluation.  In fact, the actual 2013 production performance has exceeded the probable type curve.  Therefore, we believe the appropriate type curves for probable and possible reserves should be different (should have broader band) from what has been used, and support the use of derived composite risk factors of 53% and 81% for the possible and probable reserves, respectively.

Secondly, a significant portion of the volumes included as possible reserves in our reserves report were classified as such because they are located in a fault block that has not been penetrated by a well.  However, other data (fault throw and material balance analysis) strongly suggests the block is in communication with the penetrated block.  Therefore it is reasonable that these volumes would have a higher certainty than the upper limit of 50% indicated by the possible reserve category and more in line with the probable reserves category.

In Connection with its response, CAMAC Energy Inc. acknowledges that:

●	CAMAC Energy Inc. is responsible for the adequacy and accuracy of the disclosures in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	CAMAC Energy Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at 713 797 2940.

Very truly yours,

CAMAC Energy Inc.

By:  _____________________

        Nicolas J. Evanoff
        Senior Vice President, General Counsel & Secretary